UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RENESOLA LTD.
(Name of Issuer) Ordinary Shares of no par value, American Depositary Shares, each representing 10 Ordinary Shares
(Title of Class of Securities) 75971T103
(CUSIP Number) Shah Capital Management, Inc. 8601 Six Forks Road, Suite 630 Raleigh, NC 27615 (919) 719-6360
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 2, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240-13d.1(f) or 240.13d-1(g), check the following box: [X]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 75971T103	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Shah Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (Other)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of North Carolina, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 137,931,790 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 137,931,790 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,931,790 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 28.67% of the outstanding shares
12	TYPE OF REPORTING PERSON IA (Investment Adviser)

CUSIP NO. 75971T103	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Shah Capital Opportunity Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (Other)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 131,890,000 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 131,890,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,890,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 27.42% of the outstanding shares
12	TYPE OF REPORTING PERSON PN (Partnership)

CUSIP NO. 75971T10	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Himanshu H. Shah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (Other); PF (Personal Funds)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 473,700 shares
	8	SHARED VOTING POWER 137,931,790 shares
	9	SOLE DISPOSITIVE POWER 473,700 shares
	10	SHARED DISPOSITIVE POWER 137,931,790 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,405,490 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 28.77% of the outstanding shares
12	TYPE OF REPORTING PERSON IN (Individual)

Item 1. Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the shares of no par value of ReneSola LTD., a British Virgin Islands business company (the “Issuer”). The address of the principal executive office of the Issuer is No. 8 Baoqun Road, Yaozhuang County, Jiashan Town, Zhejiang Province 314117, People’s Republic of China.

Item 2. Identity and Background.

(a)	Name.

This Statement is filed by:

(i)	Shah Capital Management, Inc. (“Shah Capital”), a North Carolina corporation, who serves as the investment adviser to Shah Opportunity (as defined below);

(ii)	Shah Capital Opportunity Fund LP (“Shah Opportunity”), a Delaware limited partnership; and

(iii)	Himanshu H. Shah, who serves as President and Chief Investment Officer of Shah Capital.

Shah Capital, Shah Opportunity and Mr. Shah are referred to collectively as the “Reporting Persons.” Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 1.

(b)	Residence of Business Address

The address of the principal business and principal office of each of the Reporting Persons is 8601 Six Forks Road, Suite 630, Raleigh, North Carolina 27615.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of each of Shah Capital and Shah Opportunity is investing in securities.

The principal occupation of Mr. Shah is serving as the President and Chief Investment Officer of Shah Capital.

(d)	Criminal Convictions

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Shah Capital is a North Carolina corporation.

Shah Opportunity is a Delaware limited partnership.

Mr. Shah is a citizen of the United State of America.

Item 3. Source and Amount of Funds or Other Consideration.

Shah Opportunity acquired 100,000,000 shares (“SPA Shares”) for approximately $11,000,000 pursuant to that certain Share Purchase Agreement, dated September 29, 2019, between the Issuer and Shah Opportunity (“Share Purchase Agreement”). All remaining shares to which this Statement relates were previously reported on a Schedule 13G filed on January 2, 2019.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the shares for investment purposes, and such purchases have been made in the ordinary course of business of the Reporting Persons.

On October 2, 2019, in connection with the Share Purchase Agreement, the Issuer, Shah Opportunity, Xianshou Li (“Li”), ReneSola Singapore Pte. Ltd. (“ReneSola Singapore”), and Champion Era Enterprises Limited (“Champion”, and together with Li and ReneSola Singapore, the “Founder Parties”) entered into that certain Investor Rights Agreement (“Investor Rights Agreement”). The Investor Rights Agreement sets forth the following rights of Shah Opportunity:

Registration Rights

Shah Opportunity has certain customary registration rights with respect to the Shares held by Shah Opportunity, including demand registration rights and piggyback registration rights.

Demand Shelf Registration Rights

Upon Shah Opportunities’ request, the Issuer will prepare and file a registration statement on Form F-3 for the SPA Shares and any other equity securities held or acquired by Shah Opportunity (unless they have been transferred by Shah Opportunity in a transaction in which their rights cannot be assigned or are sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”)) pursuant to Rule 415 of the Securities Act, and will use reasonable best efforts to cause the registration to become effective or declared effective by the SEC as promptly as practicable after such filing (but in any event not later than forty five (45) days from the request of Shah Opportunity). Subject to certain restrictions, Shah Opportunity may also specify the kind and number of securities it wishes to sell pursuant to such registration and the Issuer will amend or supplement the registration as necessary.

Piggyback Registration Rights

Subject to certain limitations and after the Lock Up Period (defined below), if the Issuer proposes to register any securities under the Securities Act with respect to an offering of securities by the Issuer for its own account or for the account of any other persons (other than: (i) pursuant to a registration statement on Form S-4 or Form S-8 (or a similar or successor form); (ii) pursuant to any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of Shah Opportunities’ equity securities; (iii) in connection with any dividend reinvestment or similar plan; (iv) for the sole purpose of offering securities to another entity or its security holders in connection with the acquisition of assets or securities of such entity or any similar transaction; or (v) that relates to an offering of securities that is not underwritten and occurs at the same time as a shelf registration described above), it must give written notice to Shah Opportunity of its intention to do so as soon as practicable and, to the extent permitted under applicable law, include in such registration all equity securities of Shah Opportunity with respect to which the Issuer has received written requests for inclusion within six (6) business days after receipt of the Issuer’s notice.

Expenses

Subject to certain exceptions, all fees and expenses incidental to the Issuer’s performance of or compliance with its registration obligations under the Investor Rights Agreement will be borne by the Issuer whether or not any registrable securities are sold pursuant to a registration statement.

Indemnification

The Investor Rights Agreement includes customary cross-indemnification provisions, under which the Issuer is obligated to indemnify Shah Opportunity, its officers, directors, employees, advisors, affiliates, and agents and each of their control persons from losses arising out of or based upon any untrue or alleged untrue statement of material fact in any registration statement, any omission or alleged omission of a material fact or material fact necessary to make the statements in the registration statement not misleading, or any violation or alleged violation of securities laws. Shah Opportunity is obligated to indemnify Issuer, its directors, officers, employees, advisors, affiliates, and agents, and each of their control persons from losses arising out of or based upon any untrue or alleged untrue statement of material fact in any registration statement or omission or alleged omission of material fact or material fact necessary to make the statements in the registration statement not misleading to the extent such statement or omission is made in reliance upon written information furnished by Shah Opportunity expressly for inclusion in such registration statement or prospectus.

Board Representation

The Investor Rights Agreement provides that the board of directors of the Issuer (the “Board”) will be comprised of seven members and Shah Opportunity is entitled to appoint two of the directors (the “Investor Directors”). In the event of any vacancy of any Investor Director, Shah Opportunity has the exclusive right to designate a replacement to fill such vacancy. Further, three of the directors will be independent directors recommended by Li and Shah Opportunity after consultation with each other. Shah Opportunity appointed Mr. Ke Chen and Mr. Kaiheng Feng to serve as directors on the Board.

Transfer Restrictions

During the period between the date of the Investor Rights Agreement and one hundred eight (180) days following the closing (the “Lock Up Period”), Shah Opportunity cannot directly or indirectly transfer the SPA Shares without the prior written consent of the Issuer; provided, however, Shah Opportunity may transfer the SPA Shares to an affiliate.

Consultation

Pursuant to the Investor Rights Agreement, the Founder Parties and Shah Opportunity must consult with each other on any proposal regarding the following matters submitted to the Board or shareholders: (i) recommendation of any candidate for director of the Issuer or its subsidiaries (each, a “Group Company”) (other than those the Founder Parties or Shah Opportunity are entitled to appoint); (ii) issuance or sale of equity securities in any Group Company; (iii) future financing involving any Group Company; (iv) material business operations, transactions, and strategic adjustments of any Group Company; (v) appointment or removal of key executive of any Group Company; and (vi) all other matters to be decided by the Board or shareholders of the Issuer.

The Founder Parties and Shah Opportunity must consult on such proposals prior to either of them, or a director appointed by either of them, submitting the proposal, and in the event the proposal is not submitted by the foregoing persons, the Founder Parties and Shah Opportunity must consult prior to any vote by the Board or shareholders on such proposal.

Tag Along Rights

If any Founder Party or its affiliate intends to transfer all or a portion of their equity securities in the Issuer to a third party (other than to an immediate family member), the applicable seller must provide Shah Opportunity an opportunity to participate in such transfer on a pro rata basis. If Shah Opportunity exercises such right, Shah Opportunity will have the right to include the SPA Shares in the proposed sale on the same terms and conditions as applicable to the sale of equity securities by the initiating stockholder.

Pre-Emptive Right

Shah Opportunity will have the right to purchase up to its pro rata share of securities being issued and sold in any of the Issuer’s or its subsidiaries’ future offerings of equity securities, other than equity securities issued pursuant to a duly adopted equity incentive plan of the Issuer.

Board Approval

The Investor Rights Agreement requires the Issuer to seek Board approval of certain actions, including, without limitation, the appointment or removal of the Issuer's chief executive officer, chief financial officer, or chief operating officer; engaging in any transaction with related persons that would result in payments over RMB $5 million; engaging in any transaction that would result in payments over US $3 million; incurrence of indebtedness in excess of US $5 million; appointing or removal of an auditor or accounting firm; providing any guarantee or subjecting assets to a lien; transfer of any asset valued over US $5 million; approval of an annual budget of the Issuer and its subsidiaries; and other transactions to be mutually agreed.

The summary of the Share Purchase Agreement and Investor Rights Agreement in this Statement does not purport to be complete and is qualified in its entirety by the full text of the Share Purchase Agreement and Investor Rights Agreement, copies of which are attached as Exhibits 2 and 3 and are incorporated by reference.

As a result of the foregoing rights, the Reporting Persons may have influence over the Issuer’s corporate activities, which may relate, without limitation, to the Issuer’s capitalization and the transactions described in subparagraphs (a) through (f) of Item 4 of §240.13d-101.

In pursuing investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the shares of no par value at times, and in such manner, as they deem advisable to benefit from, among other things: (1) changes in the market prices of the shares; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale, merger, or other proposed corporation transaction pursued or closed with respect to the Issuer or a third party. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, business, management, capital structure, financials, and prospects; competitive and strategic matters related to the Issuer’s business, competitors business’, and the industry generally; corporate transactions and potential corporate transactions involving the Issuer; and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the Issuer’s management or the Board, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions, subject to any restrictions in the Share Purchase Agreement or Investor Rights Agreement, may materially affect, and result in, among other things, the Reporting Persons: (1) modifying their ownership of the shares, including, without limitation, the purchase or sale of shares in the open market or through privately negotiated transactions of otherwise; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of §240.13d-101. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

			Shah Capital Management, LLC	Shah Capital Opportunity Fund LP	Himanshu H. Shah
(a)	Amount Beneficially Owned:		137,931,790	131,890,000	138,405,490
(b)	Percent of Class:		28.67%	27.42%	28.77%
(c)	Number of Shares to Which Reporting Person Has:
	(i)	Sole Voting Power:	N/A	N/A	473,700
	(ii)	Shared Voting Power:	137,931,790	131,890,000	137,931,790
	(iii)	Sole Dispositive Power:	N/A	N/A	473,700
	(iv)	Shared Dispositive Power:	137,931,790	131,890,000	137,931,790

The percentage in this paragraph relating to beneficial ownership of shares of no par value based on 481,027,002 shares outstanding as of October 2, 2019, as reported in a certified copy of the Registered Share Holder List.

Shah Capital, as the investment adviser to Shah Opportunity, may be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Shah Opportunity, and may be deemed to be the indirect beneficial owner of such shares. Shah Capital disclaims beneficial ownership of such shares for all other purposes.

Mr. Shah, as the President and Chief Investment Officer of Shah Capital, may be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Shah Opportunity and Shah Capital, and may be deemed to be the indirect beneficial owner of such shares. Mr. Shah disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares.

(c) Except as described in this Statement, none of the Reporting Persons has effected any transactions in the share of no par value in the 60 days prior to the date of this Statement.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of no par value covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 4 above is incorporated herein by reference. Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description
1	Joint Filing Agreement, dated October 10, 2019, by and among Shah Capital Management, Inc., Shah Capital Opportunity Fund LP, and Himanshu H. Shah.
2	Share Purchase Agreement, dated September 29, 2019, by and between ReneSola LTD and Shah Capital Opportunity Fund LP (incorporated by reference to Exhibit 99.2 on Form 6-K filed by ReneSola LTD on October 3, 2019).
3	Investor Rights Agreement, dated October 2, 2019, by and among ReneSola LTD Shah Capital Opportunity Fund LP, Xianshou Li, ReneSola Singapore Pte. Ltd., and Champion Era Enterprises Limited (incorporated by reference to Exhibit 99.3 on Form 6-K filed by ReneSola LTD on October 3, 2019).

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:	October 10, 2019

SHAH CAPITAL MANAGEMENT, INC.

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah
Title:	President and Chief Investment Officer

Date:	October 10, 2019

SHAH CAPITAL OPPORTUNITY FUND LP

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah
Title:	Managing Member

Date:	October 10, 2019

/s/ Himanshu H. Shah
Himanshu H. Shah